UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

OLBA HEALTHCARE HOLDINGS KABUSHIKI KAISHA
(Name of Subject Company)

OLBA HEALTHCARE HOLDINGS, Inc.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

OLBA HEALTHCARE HOLDINGS, Inc.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

OLBA HEALTHCARE HOLDINGS, Inc. Attn: Yohei Maeshima Nihon-Seimei Okayama Bldg. II 8F, 1-1-3 Shimoishii, Kita-ku, Okayama-shi Okayama 700-0907, Japan +81 86 236 1112
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.
 Home Jurisdiction Documents

Exhibit
Number
99.1	Convocation Notice of the Extraordinary General Meeting of Shareholders.

Item 2.
Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

OLBA HEALTHCARE HOLDINGS, Inc. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated May 26, 2026.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OLBA HEALTHCARE HOLDINGS, INC.

By: /s/ Yohei Maeshima
	Name:	Yohei Maeshima
	Title:	President and CEO

Date: July 7, 2026